UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 20, 56 Antuo Road

Jiading District, Shanghai 201804

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement on The Stock Exchange of Hong Kong Limited Regarding Recent Trading Information, dated March 7, 2022
99.2	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated March 8, 2022
99.3	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated March 9, 2022
99.4	Announcement on The Stock Exchange of Hong Kong Limited Regarding Previous Trading Day Trading Information, dated March 10, 2022
99.5	Press Release—NIO Inc. Successfully Listed on the Main Board of the Stock Exchange of Hong Kong

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Wei Feng
Name	:	Wei Feng
Title	:	Chief Financial Officer

Date: March 10, 2022